Inditex S.A

Edificio Inditex
Avda de la Diputación
15142 Arteixo
A Coruña, España
Tel +34 981 18 5350
Fax +34 981 18 5351
www.inditex.com

INDITEX

FILE Nº 82-5185

Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street
Washington, D.C. 20549
USA

23 December 2002

Dear Sirs,

Re: **INDUSTRIA DE DISEÑO TEXTIL, S.A. (INDITEX, S.A.) – FILE Nº 82-5185**

We are furnishing pursuant to Rule 12g3-2(b) under the United States Securities Exchange Act of 1934, as amended, the following enclosed documents which have been filed with the Spanish Exchange Comission (*Comisión Nacional del Mercado de Valores*):

- Information on significant events (Hechos Relevantes) in relation to the press release issued by the company regarding the appointment by co-optation of Mr. Antonio Abril Abadín as a Board member.
- Third quarter results for fiscal year 2002 in CNMV *(Comisión Nacional del Mercado de Valores)* required format.
- Annex to third quarter results.

Please acknowledge receipt of these documents by stamping the enclosed receipt copy of this letter and returning it using the envelope and airbill enclosed.

Please contact either Mr. Antonio Abril Abadín or myself at 011-34-981-18 53 50 should you have any questions regarding the information furnished.

Very truly yours,

Darío Vasallo Manaute
General Counsel's Office

Enclosures

dw 1/8

02 DEC 30 AM 8:29

INDITEX

FILE Nº 82-5185

COMUNICACIÓN DE HECHO RELEVANTE

INDUSTRIA DE DISEÑO TEXTIL, S.A. (INDITEX, S.A.), de conformidad con lo establecido en el articulo 82 de la Ley del Mercado de Valores, procede por medio del presente escrito a comunicar los siguientes:

HECHOS RELEVANTES

El Consejo de Administración de la Sociedad, en su reunión celebrada el 12 diciembre de 2002, ha adoptado los siguientes acuerdos:

1) Destinar 6 millones de euros (1.000 millones de pesetas) para colaborar en la resolución de los problemas ocasionados por el vertido contaminante del Prestige.

2) Constitución del Consejo Social del Grupo Inditex. Designación de miembros y aprobación de su Estatuto.

3) Nombramiento de Consejero por cooptación.

1) Destinar 6 millones de euros (1.000 millones de pesetas) para colaborar en la resolución de los problemas ocasionados por el vertido contaminante del Prestige.

El Consejo de Administración de Inditex expresó en su nombre y en el de todos los accionistas y empleados del Grupo su profunda solidaridad con todos los afectados por las consecuencias del desastre del Prestige acordando destinar 6 millones de euros (1.000 millones de pesetas) para colaborar en la resolución de los problemas ocasionados por el vertido contaminante.

2) Constitución del Consejo Social del Grupo Inditex. Designación de miembros y aprobación de su Estatuto.

El Consejo de Administración de la Sociedad ha acordado la constitución del Consejo Social del Grupo Inditex, la aprobación de sus Estatutos y la designación de sus miembros.

El Consejo Social, con dependencia directa del Consejo de Administración de Industria de Diseño Textil, S. A. (INDITEX, S.A.), nace como un órgano asesor del Grupo Inditex en materia de responsabilidad social corporativa y con la función de institucionalizar el diálogo con aquellos interlocutores considerados claves en la Sociedad Civil en la que el Grupo desarrolla su modelo de negocio, ya sea en actividades de fabricación, distribución o venta.

Configurado como un órgano consultivo y de propuesta, su misión principal consiste en el asesoramiento en el proceso de implantación del modelo de Responsabilidad Social Corporativa y en particular del Código Ético de Conducta del Grupo, así como en el informe de los planes de actuación del Departamento de Responsabilidad Corporativa de Inditex, S.A., de los programas de sensibilización y/o desarrollo del Grupo Inditex relacionados con las cadenas de producción y venta a través de proyectos de desarrollo social diseñados en colaboración con los principales actores sociales y en la promoción de fórmulas de difusión del Código Ético de Conducta.

El Consejo Social está compuesto por personas físicas e instituciones relevantes del Tercer Sector y/o con acreditado prestigio y experiencia en el campo de la acción social y/o medioambiental designadas por el Consejo de Administración. La composición del primer Consejo Social es la siguiente:

Dña. Cecilia Planyol	Presidenta de la Asociación Española Contra el Cáncer y Presidenta de la Asociación Iberoamericana de la Lucha Contra el Cáncer
Dña. Susana Weyer	Naciones Unidas. Responsable del Departamento de Outreach de "The Global Compact".
D. Salvador García-Atance	Presidente de la Fundación Lealtad
D. Ramón Pueyo	Director de Investigación de la Fundación Ecología y Desarrollo
D. Alfred Vernis	Director de Profesorado y Responsable del Master de Cooperación ESADE

3) Nombramiento de Consejero por cooptación.

Asimismo, el Consejo de Administración, de conformidad con lo establecido en el artículo 138 de la Ley de Sociedades Anónimas y previo informe de la Comisión de Nombramientos y Retribuciones, ha acordado cubrir la vacante existente nombrando miembro del Consejo de Administración de Industria de Diseño Textil, S.A. (INDITEX, S.A.) y de su Comisión Ejecutiva a D. Antonio Abril Abadín actualmente Secretario General y del Consejo, quien, presente en la reunión, aceptó expresamente el cargo.

En Arteixo (A Coruña), a 12 de diciembre de 2002

Antonio Abril Abadín
Secretario General y del Consejo

FILE N° <u>82-5185</u>

<u>Documents</u>:

"INFORMACIÓN PÚBLICA PERIÓDICA TERCER TRIMESTRE 2002"

<u>Description</u>:

This document has been filed with the Spanish Exchange Comission ("Comisión Nacional del Mercado de Valores") in order to comply with the Spanish legal requirements regarding the declaration of the third quarter financial results of the company for fiscal year 2002.

FILE Nº 82-5185

Referencia de Seguridad

GENERAL

VERSION 2.0

AVANCE TRIMESTRAL DE RESULTADOS CORRESPONDIENTE AL:

TRIMESTRE 3 AÑO 2003

Denominación Social:

INDUSTRIA DE DISEÑO TEXTIL, S.A. (INDITEX)

Domicilio Social:

Avda. de la Diputación, Edificio Inditex. Arteixo, A Coruña. España

N.I.F.

A-15075062

Personas que asumen la responsabilidad de esta información, cargos que ocupan e identificación de los poderes o facultades en virtud de los cuales ostentan la representación de la sociedad:

Borja de la Cierva Álvarez de Sotomayor- Director Financiero

Firma:

A) AVANCE TRIMESTRAL DE RESULTADOS

Uds.:Miles de Euros

		INDIVIDUAL		CONSOLIDADO	
		Ejercicio Actual	Ejercicio Anterior	Ejercicio Actual	Ejercicio Anterior
IMPORTE NETO DE LA CIFRA DE NEGOCIO (1)	0800	1.242.942	1.032.350	2.758.146	2.191.673
RESULTADO ANTES DE IMPUESTOS	1040	183.934	133.616	403.703	312.434
RESULTADO DESPUES DE IMPUESTOS	1044	177.004	125.082	278.555	212.455
Resultado atribuido a Socios Externos	2050			-4.447	-3.704
RESULTADO DEL EJERCICIO ATRIBUIDO A LA SOCIEDAD DOMINANTE	2060			274.108	208.751
CAPITAL SUSCRITO	0500	93.500	93.500		
NUMERO MEDIO DE PERSONAS EMPLEADAS	3000	596	582	30.063	25.425

B) EVOLUCION DE LOS NEGOCIOS

(Aunque de forma resumida debido al carácter sintético de esta información trimestral, los comentarios a incluir dentro de este apartado, deberán permitir a los inversores formarse una opinión suficiente acerca de la actividad desarrollada por la empresa y los resultados obtenidos durante el período cubierto por esta información trimestral, así como de su situación financiera y patrimonial y otros datos esenciales sobre la marcha general de los asuntos de la sociedad).

Ver memorando anexo sobre evolución negocios.

III. BASES DE PRESENTACION Y NORMAS DE VALORACION

(En la elaboración de los datos e informaciones de carácter financiero-contable incluidos en la presente información pública periódica, deberán aplicarse los principios, normas de valoración y criterios contables previstos en la normativa en vigor para la elaboración de información de carácter financiero-contable a incorporar a las cuentas anuales y estados financieros intermedios correspondiente al sector al que pertenece la entidad. Si excepcionalmente no se hubieran aplicado a los datos e informaciones que se adjuntan los principios y criterios de contabilidad generalmente aceptados exigidos por la correspondiente normativa en vigor, este hecho deberá ser señalado y motivado suficientemente, debiendo explicarse la influencia que su no aplicación pudiera tener sobre el patrimonio, la situación financiera y los resultados de la empresa o su grupo consolidado. Adicionalmente, y con un alcance similar al anterior, deberán mencionarse y comentarse las modificaciones que, en su caso y en relación con las últimas cuentas anuales auditadas, puedan haberse producido en los criterios contables utilizados en la elaboración de las informaciones que se adjuntan. Si se han aplicado los mismos principios, criterios y políticas contables que en las últimas cuentas anuales, y si aquellos responden a lo previsto en la normativa contable en vigor que le sea de aplicación a la entidad, indíquese así expresamente)

En la elaboración de la información trimestral correspondiente al tercer trimestre de 2002 se han aplicado los mismos principios contables y normas de valoración que en el tercer trimestre del ejercicio precedente. Dichos principios son consistentes con los utilizados en la elaboración de las cuentas anuales individuales y consolidadas. Asimismo, el ejercicio contable actual se corresponde al período comprendido entre el 1 de febrero de 2002 y el 31 de enero de 2003, que señalamos como "Ejercicio 2002" en todas nuestras informaciones.

D). DIVIDENDOS DISTRIBUIDOS DURANTE EL PERIODO :

(Se hará mención de los dividendos distribuidos desde el inicio del ejercicio económico).

		% sobre Nominal	euros por acción	Importe (miles de euros)
1. Acciones Ordinarias	3100	73,3	0,11	68.544
2. Acciones Preferentes	3110			
3. Acciones sin Voto	3120			

Información adicional sobre el reparto de dividendos (a cuenta, complementario, etc)

Anexo en la hoja siguiente (B-3 bis)

E) HECHOS SIGNIFICATIVOS (*)

		SI	NO
1. Adquisiciones o transmisiones de participaciones en el capital de sociedades cotizadas en bolsa determinantes de la obligación de comunicar complementada en el art. 53 de la LMV (5 por 100 y múltiplos)	3200		X
2. *Adquisiciones de autocartera determinantes de la obligación de* comunicar según la disposición adicional 1ª de la LSA (1 por 100)	3210		X
3. Otros aumentos y disminuciones significativos del inmovilizado (participaciones superiores al 10% en sociedades no cotizadas, inversiones o desinversiones materiales relevantes. etc.)	3220		X
4. Aumentos y reducciones del capital social o del valor de los títulos	3230		X
5. Emisiones, reembolsos o cancelaciones de empréstitos	3240		X
6. Cambios de los Administradores o del Consejo de Administración	3250	X	
7. Modificaciones de los Estatutos Sociales	3260		X
8. *Transformaciones, fusiones o escisiones*	3270		X
9. Cambios en la regulación institucional del sector con incidencia significativa en la situación económica o financiera de la sociedad o del Grupo	3280		X
10. Pleitos, litigios o contenciosos que puedan afectar de forma significativa a la situación patrimonial de la Sociedad o del Grupo	3290		X
11. Situaciones concursales, suspensiones de pagos, etc.	3310		X
12. Acuerdos especiales de limitación, cesión o renuncia total o parcial, de los derechos políticos y económicos de las acciones de la Sociedad.	3320		X
13. Acuerdos estratégicos con grupos nacionales o internacionales (intercambio de paquetes accionariales, etc.)	3330		X
14. Otros hechos significativos	3340	X	

(*) Marcar con una "X" la casilla correspondiente, adjuntando en caso afirmativo anexo explicativo en el que se detalle la fecha de comunicación a la CNMV y a la SRVB.

Información adicional sobre el reparto de dividendos (a cuenta, complementario, etc)

Con fecha valor 26 de julio de 2002 se distribuyó un dividendo por un importe bruto de 11 céntimos de euro por acción a cargo de los resultados de 2001.

F) ANEXO EXPLICATIVO HECHOS SIGNIFICATIVOS

14.- Otros hechos significativos. - Acuerdos adoptados por la Junta General de Accionistas de la Sociedad. Comunicación a la CNMV: 19 de julio de 2002. - Colocación el el mercado de aproximadamente el 1,98% del capital social de Inditex de titularidad de Amancio Ortega Gaona con motivo del ejercicio de la opción de compra descrita en el apartado VI.2.1 del Folleto Informativo de la O.P.V. de acciones de Inditex registrado en la CNMV con fecha 27 de abril de 2001. Comunicación a la CNMV: 28 de junio de 2002.

- Acuerdo del Consejo de Administración para convocar a la Junta General de Accionistas en la sede social de la sociedad el 19 de julio, a las doce horas en primera convocatoria, y al día siguiente, en el mismo lugar y a la misma hora, en segunda convocatoria. Comunicación a la CNMV: 15 de junio de 2002. - La sociedad remite cambios en su Consejo de Administración. Comunicación a la CNMV: 20 de septiembre de 2002.

INSTRUCCIONES PARA LA CUMPLIMENTACION DEL AVANCE TRIMESTRAL DE RESULTADOS

(GENERAL)

-.Se incluirán en este modelo todas las sociedades así definidas en el párrafo segundo del artículo primero del R.D. 1298/1986, de 28 de junio, sobre adaptación del Derecho vigente en materia de entidades de crédito al de las Comunidades Europeas.

-.Los datos numéricos solicitados, salvo indicación en contrario, deberán venir expresados en miles de euros, sin decimales, efectuándose los cuadres por redondeo.

-.Las cantidades negativas deberán figurar con un signo menos (-) delante del número correspondiente.

-.Junto a cada dato expresado en cifras, salvo indicación en contrario, deberá figurar el del período correspondiente al ejercicio anterior.

-. **Definiciones:**

(1) El importe Neto de la Cifra de Negocios comprenderá los importes de la venta de productos y los de prestación de servicios correspondientes a las actividades ordinarias de la sociedad deducidas las bonificaciones y demás reducciones sobre ventas, así como el impuesto sobre el valor añadido y otros impuestos directamente relacionados con la citada cifra de negocios.

INDITEX

FILE Nº 82-5185

INDITEX, S.A.
CONSOLIDATED RESULTS FOR THE THIRD QUARTER 2002

1 February to 31 October 2002

- **Net sales reach €2,758.1 million, 26% higher than the first nine months of FY2001.**

- **Operating cash flow (EBITDA) stands at €605.8 million, 36% higher.**

- **Operating income (EBIT) comes to €447.4 million, 45% higher.**

- **Net income reaches €274.1 million (44 € cents per share), 31% higher.**

- **Opening of 199 stores in the first nine months of FY2002 (107 openings in Q3). The Group foresees the opening of between 265 and 283 new stores in FY2002.**

INDITEX

This document is of a purely informative nature and does not constitute an offer to sell, exchange or buy, or the solicitation of an offer to buy, securities issued by any of the companies mentioned herein.

This document contains forward-looking statements. All statements other than statements of historical fact included herein, including, without limitation, those regarding our financial position, business strategy, management plans and objectives for future operations are forward-looking statements. Any such forward-looking statements are subject to risk and uncertainty and thus could differ materially from actual results.

Some of these risks include, amongst others, ongoing competitive pressure in the sector, consumer tastes and spending trends, economic, political, regulatory and trade conditions in the markets where the Inditex Group is present or in the countries where the Group's products are manufactured or distributed.

The risks and uncertainties that could affect the forward-looking statements are difficult to predict. The company assumes no obligation to publicly revise or update its forward-looking statements in the case of unexpected changes, events or circumstances that could affect them. Given the uncertainties of forward-looking statements, we caution readers not to place undue reliance on these statements.

For a discussion of these and other factors that may affect forward looking statements and the Inditex Group's business, financial conditions and results of operations, see the documents and information communicated by the company to the Comisión Nacional del Mercado de Valores *(the Spanish Securities Commission)*.

The contents of this disclaimer should be taken into account by all persons or entities.

1. Profit & loss statement

Grupo Inditex
2002 third quarter profit & loss statement
Millions of euros

	3Q 2002 (*)	3Q 2001 (*)	Var % 02/01	FY 2001
Net sales	2,758.1	2,191.7	26%	3,249.8
Cost of sales	(1,307.8)	(1,045.3)		(1,563.1)
Gross profit	**1,450.4**	**1,146.3**	**27%**	**1,686.7**
Gross margin	*52.6%*	*52.3%*		*51.9%*
Operating expenses	(844.5)	(701.9)	20%	(982.3)
Operating cash flow (EBITDA)	**605.8**	**444.4**	**36%**	**704.5**
EBITDA margin	*22.0%*	*20.3%*		*21.7%*
Fixed assets depreciation	(140.5)	(113.0)		(158.2)
Goodwill amortisation	(7.3)	(7.8)		(17.1)
Provisions	(10.6)	(15.1)		(11.6)
Operating income (EBIT)	**447.4**	**308.5**	**45%**	**517.5**
EBIT margin	*16.2%*	*14.1%*		*15.9%*
Net financial expenses	(27.2)	(6.6)		(21.3)
Ordinary income	**420.3**	**301.9**	**39%**	**496.2**
Ordinary margin	*15.2%*	*13.8%*		*15.3%*
Extraordinary income (loss)	(16.6)	10.5		(1.1)
Income before taxes	**403.7**	**312.4**	**29%**	**495.1**
EBT margin	*14.6%*	*14.3%*		*15.2%*
Taxes	(125.1)	(100.0)		(149.9)
Net income before minorities	**278.6**	**212.5**	**31%**	**345.2**
	10.1%	*9.7%*		*10.6%*
Minorities	(4.4)	(3.7)		(4.8)
Net income	**274.1**	**208.8**	**31%**	**340.4**
Net income margin	*9.9%*	*9.5%*		*10.5%*
Earnings per share, cents of euro (**)	**44**	**33**	**31%**	**55**

(*) Unaudited data

(**) On 623,330,400 shares

2. Consolidated Balance sheet

Grupo Inditex
Consolidated Balance Sheet as of 31 October 2002
Millions of euros

	31 October 2002 (*)	31 October 2001 (*)	31 January 2002
ASSETS			
Net fixed assets (**)	1,782.5	1,593.9	1,662.7
Goodwill	64.9	81.3	72.1
Deferred charges	15.1	19.0	16.5
Total fixed assets	**1,862.5**	**1,694.2**	**1,751.3**
Inventories	429.4	412.5	353.8
Receivables	293.7	192.1	184.2
Cash & cash equivalents	257.5	144.8	309.1
Accruals	8.5	6.2	6.6
Total current assets	**989.0**	**755.6**	**853.7**
TOTAL ASSETS	**2,851.5**	**2,449.8**	**2,604.9**
SHAREHOLDERS' EQUITY & LIABILITIES			
Shareholders' equity	**1,637.7**	**1,359.7**	**1,486.2**
Minority interest, deferred revenues & provisions	85.3	47.1	81.3
Long term financial debt	134.8	145.2	138.2
Other long term payables	40.8	32.2	65.0
Long term liabilities	**260.8**	**224.4**	**284.5**
Short term financial debt	116.7	151.1	118.5
Trade and other non-trade payable	836.3	714.5	715.7
Current liabilities	**953.0**	**865.6**	**834.2**
TOTAL LIABILITIES	**2,851.5**	**2,449.8**	**2,604.9**

(*) Unaudited data

(**) Includes Treasury stock for € 0.45 million in 2002 and in 2001

3. Comments on the P&L account

- Net sales

Net sales reached €2,758.1 million, a 25.8% increase over 3Q2001, due both to the like-for-like sales growth and to the greater number of existing stores.

The list of openings and existing stores at the end of the period is the following:

Concept	Net openings		Current stores	
	Feb-Oct 2002	Feb-Oct 2001	31 Oct 2002	31 Oct 2001
ZARA	49	36	515	442
KIDDY´S CLASS	9	(2)	50	41
PULL & BEAR	32	17	281	246
MASSIMO DUTTI	18	15	241	213
BERSHKA	31	32	182	136
STRADIVARIUS	24	14	144	114
OYSHO	36	14	70	14
Total	**199**	**126**	**1,483**	**1,206**

International store sales reach 53.4% of total versus 52.5% in 3Q2001.

- Gross Margin

Gross margin has reached €1,450.4 million, 27% higher than the same period of 2001. Gross margin on sales has improved by 30 basis points, to 52.6% of sales (vs. 52.3% in 3Q2001).

- **Operating income (EBIT)**

EBIT for 3Q2002 has reached €447.4 million, an increase of 45%. Operating income on sales has improved by 2.1 percentage points, to 16.2% (vs. 14.1% for 3Q2001).

Operating expenses have grown at lower rates than those of sales, and include all the start-up costs for store openings (essentially leases and salaries paid for stores that are not yet open).

Provisions charged in the P&L correspond, mainly, to the Group's estimated write-downs of not fully depreciated assets as a result of refurbishments of existing stores.

- **Ordinary income**

Ordinary income at 3Q2002 reaches €420.3 million, 39% higher than 3Q2001.

The breakdown of Net Financial Expenses is as follows:

Millions of euros	Feb-Oct 2002	Feb-Oct 2001	FY 2001
Net financial expenses	6.6	7.9	12.2
Foreign exchange losses (gains)	20.6	(1.2)	7.3
Net losses of equity method companies	0.0	0.0	1.8
Total	**27.2**	**6.6**	**21.3**

Foreign exchange losses are principally due to the effect produced by the variation of currency exchange rates over inter-company financing operations.

- **Income before taxes, Net income before minorities and Net income**

Income before taxes reaches €403.7 million, 29% higher than 3Q2001.

Extraordinary results are principally due to write-downs of Fixed assets (€9.5 million) and to other non financial extraordinary expenses. The 3Q2001 extraordinary income was due to the excess in provisions charged regarding the cost corresponding to the Employee Stock Participation Plan, carried out in 3Q2001.

Net income before minorities has reached €278.6 million, 31% higher than 3Q2001.

Net income reached €274.1 million, with an increase of 31% compared to the first nine months of 2001.

4. Balance sheet

The consolidated balance sheet of INDITEX maintains a similar structure as in previous quarters.

A breakdown of Net financial position in 3Q2002 is shown in the table below:

NET FINANCIAL POSITION (Millions of euros)			
Description	**31 October 2002**	**31 October 2001**	**31 January 2002**
Cash & cash equivalents	257.5	144.8	309.1
Long term financial debt	(134.8)	(145.2)	(138.2)
Short term financial debt	(116.7)	(151.1)	(118.5)
Deferred financial expenses	3.6	5.9	5.1
NET FINANCIAL CASH (DEBT)	**9.5**	**(145.7)**	**57.5**

The table below shows the breakdown of working capital at 3Q2002:

WORKING CAPITAL (Millions of euros)			
Description	31 October 2002	31 October 2001	31 January 2002
Inventories	429.4	412.5	353.8
Receivables	293.7	192.1	184.2
Accruals	8.5	6.2	6.6
Other short term liabilities	(836.3)	(714.5)	(715.7)
Operating working capital	**(104.7)**	**(103.7)**	**(171.1)**
Cash & cash equivalents	257.5	144.8	309.1
Short term financial debt	(116.7)	(151.1)	(118.5)
Financial working capital	**140.7**	**(6.3)**	**190.6**
Total working capital	**36.0**	**(110.0)**	**19.5**

5. Other information

At the present date, the Group estimates the net opening of between 265 and 283 stores in FY2002, including those opened during the third quarter. A detailed list of the openings is given below:

Concept	FY 2002 Openings forecast: Range	FY 2002 Openings forecast: % International	Total 2001
ZARA	**62 - 65**	**80%**	60
KIDDY'S CLASS	**16 - 18**	**15%**	(2)
PULL & BEAR	**46 - 49**	**50%**	20
MASSIMO DUTTI	**24 - 25**	**50%**	25
BERSHKA	**46 - 49**	**35%**	47
STRADIVARIUS	**30 - 32**	**20%**	20
OYSHO	**41 - 45**	**35%**	34
Total	**265 - 283**		**204**

Expected CAPEX in FY2002 is between €510 million and €560 million, of which approximately €400 million has been incurred during the first nine months of 2002.

INDITEX

Agreements of the Board of Directors

1.- Creation of INDITEX Social Advisory Board

Inditex Board of Directors has agreed to create the Social Advisory Board, the approval of its Statute, and the appointment of its members. The Social Advisory Board, depending directly of the Inditex Board of Directors, is born to contribute in the implementation of the Corporate Responsibility Model and in particular the Group's Ethical Code of Conduct.

2.- New Board Director

Mr. Antonio Abril, Secretary General of INDITEX, has been appointed to the Board of Directors and member of the Executive Committee.

3.- Donation

INDITEX Board of Directors has agreed today to donate €6 million to alleviate the effects of the oil spill along the Galician coast over the last weeks. This donation will be charged against the P&L of the 4th quarter 2002.

Beginning 4Q2002

During the first 6 weeks of 4Q2002, the business remains in line with management expectations.

* * * * *

The FY2002 results (1 February – 31 January) will be published on 20 March 2003

For additional information:

Investor Relations. INDITEX.
José Mª Alvarez
+ 34 981 18 53 64
r.inversores@inditex.com
ir@inditex.com